WHITE & CASE

Studio Legale Associato a White & Case
Via dell'Annunciata, 7
20121 Milan, Italy

Tel. +39 02 6200 101
Fax +39 02 6200 1099
www.whitecase.com


RECD S.E.C.
JAN 3 1 2005
1086


05005577

January 27, 2005

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby send to you the following documentation and information required to be submitted pursuant to the Rule:

A. A communication dated December 21, 2004 by the Company to the Securities and Exchange Commission regarding an estimate of the number of shareholders in the United States as of May 2004;

B. An English version of the press release dated November 22, 2004 regarding the new shareholders agreement entered into by the Company with respect to its subsidiary CR Pistoia e Pescia;

C. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in December 2004;

D. An English version of the communication to the market dated January 4, 2005 regarding the change in the share capital of the Company;

E. An English version of the communication to the market dated January 5, 2005 regarding the opening of new branches and the closing of other branches; and

dlw 2/7

F. An English version of the communications to the market pursuant to Article 2.6.4 of the Italian Stock Exchange regulation regarding the sale and purchase of shares of the Company carried out by relevant persons (as defined in the Stock Exchange regulation).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being sent herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA
CR FIRENZE

December 21st, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Dear Sirs:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze, S.p.A. (the "Company"). In connection with the initial submission made on our behalf on November 22, 2000, we indicated that we would subsequently advise you of the number of holders of our ordinary shares resident in the United States. Based upon information provided to us by Monte Titoli, S.p.A. (the Italian national clearance and depositary system) and Clearstream Banking, S.A., as of May 2004, the number of holders of record of our ordinary shares resident in the United States is 62. This number, however, should be considered as partial data as dividend registrations for 2004 are still in progress.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,



Marco Falleri
Investor Relations

MI10208O - 400.000 - 11/2003



BANCA CR FIRENZE

Press Release

SHAREHOLDERS SIGN A NEW AGREEMENT FOR C.R. PISTOIA E PESCIA

- BANCA CR FIRENZE SHALL PURCHASE AN ADDITIONAL 9% OF THE SHARE CAPITAL IN MAY 2005
- PUT OPTIONS TO BE EXERCISED FROM 2008 TO 2014 FOR THE REMAINING 40% OF THE SHARE CAPITAL
- GOVERNANCE: THE PARENT COMPANY, BANCA CR FIRENZE, WILL APPOINT THE MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE

In the aim of fostering the development and the growth of their shareholding, Banca CR Firenze and Fondazione Cassa di Risparmio di Pistoia e Pescia - legal advisors, respectively, Prof. Paolo Ferro Luzzi and Prof. Francesco Carbonetti - has signed today a new agreement that will determine how the reciprocal relations between the two shareholders will be governed in connection with their stake in C.R. Pistoia e Pescia Spa.

The agreement will be in force for five years but can be renewed thereafter from year to year. This document contains three principal issues. The first defines the terms of the purchase of a 9% stake of the share capital of C.R. Pistoia e Pescia. In the second part Banca CR Firenze grants Fondazione C.R. Pistoia put options for the remaining 40% of the share capital. The third part, for the scope of improving the bank's governance, defines the composition of the corporate boards and the future amendments of the company bylaws.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

In detail:

- **Purchase of 9% of the share capital of C.R. Pistoia e Pescia**

On May 30th, 2005 Banca CR Firenze will purchase from Fondazione C.R. Pistoia e Pescia 16,683,975 ordinary shares at a total price of € 32,533,751.25. The payment method can be established by the purchaser and can either be entirely in cash or 50% cash & 50% subordinated bonds.

- **Put option for 40% of the share capital of C.R. Pistoia e Pescia**

After the sale of 9% of the share capital of C.R. Pistoia e Pescia, Fondazione C.R. Pistoia e Pescia will have the right to sell to Banca CR Firenze the remaining 40% of the bank's ordinary share capital, corresponding to 74,151,005 shares. The put option must be exercised in installments, at certain predetermined times, during the period extending from May 1st to September 30th of each year starting from 2008 through to 2014. The payment method can be established by the purchaser and can either be entirely in cash or part in cash and part in subordinated bonds. The share price shall be € 1.798 for the first 10% stake of the capital and, for the remaining 30% stake, it shall be the greater between € 1.7407 and the market value price of the shares[1].

- **Governance**

The majority of the members of C.R. Pistoia and Pescia Board of Directors shall be designated by Banca CR Firenze who, in time, will maintain a composition related to the stake of each share capital holder. The parent company shall also designate the majority of Executive Committee members, that is, three out of five candidates, and two out of three Statutory Auditors. Once in force, the agreement calls for the General Meeting of Shareholders of C. R. Pistoia e Pescia to convene to approve a resolution for new company bylaws. The new bylaws will not require a qualified majority, other than for those resolutions involving Cassa di Risparmio di Pistoia e Pescia's full loss of company autonomy. If this event should occur, the bylaws would demand an approval by a qualified majority (70%).

The above agreement is subjected to the release of the necessary authorizations from the competent authorities.

Florence, November 22nd, 2004

[1] To the prices per share quoted above, one shall have to add that portion of the net income per share booked as reserves for each of the years in the period between 2005 and the year in which the put option shall be exercised.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - DECEMBER 2004

DECEMBER 2004 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	30,000	15
Milan	S	40,000	17



BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

During the period from December 7th to December 30th a total of 786,328 shares have been subscribed and fully paid up.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on January 3rd 2005.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	647,633,406.63	1,136,198,959	0.57	647,185,199.67	1,135,412,631	0.57
Ordinary Shares *(full entitlement)* *Coupon n° 5*	647,633,406.63	1,136,198,959	0.57	647,185,199.67	1,135,412,631	0.57

Florence, January 4th, 2005

E.



BANCA CR FIRENZE

2004 - New Branches

During 2004 the following branches have been opened:

1. Magione (PG)
2. Rosignano (FI)
3. Roma Ag. 6 (RM)
4. Assisi (PG)
5. Perugia Ag.2 (PG)
6. Filiale Mutui (FI)

The following branches have been closed:

1. Ag. 28 (FI)
2. Perugia Ag.1 (FI)

Banca CR Firenze now totals 282 branches. At Group level, taking into consideration the branches of the six banks forming it, this number increases to 510.

5th January 2004



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Ezio Comotto | Qualifica/Position: Responsabile Pianificazione/Head of Planning Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragr 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/11/2004	S	AZO	IT0001000725	35.433	1,2250	43.405,43	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/11/2004	V	AZO	IT0001000725	35.433	1.5907	56.363,27	Transazione sul mercato/ Market Transaction
08/11/2004	S	AZO	IT0001000725	24.100	1,2250	29.522,50	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
08/11/2004	V	AZO	IT0001000725	24.100	1,6181	38.996,21	Transazione sul mercato/ Market Transaction
02/12/2004	S	AZO	IT0001000725	37.199	1,2250	45.568,78	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/12/2004	V	AZO	IT0001000725	37.199	1,6657	61.962,37	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	275.818,56	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	275.818,56	

3 Dicembre 2004 / December 3th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Lino Moscatelli | Qualifica/Position: Direttore Generale/General Manager

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/12/2004	S	AZO	IT0001000725	100.000	1,2250	122.500	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/12/2004	V	AZO	IT0001000725	100.000	1,7115	171.150	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	293.650	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) invest ment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	293.650	

6 dicembre 2004 / December 6th, 2004

---

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Alfredo Maccolini | Qualifica/Position: Responsabile Auditing/Head of Auditing Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument [2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/11/2004	S	AZO	IT0001000725	46.850	1,2250	57.391,25	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/11/2004	V	AZO	IT0001000725	46.850	1,5913	74.552,41	Transazione sul mercato/ Market Transaction
03/12/2004	S	AZO	IT0001000725	50.000	1,2250	61.250,00	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/12/2004	V	AZO	IT0001000725	50.000	1,7225	86.125,00	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	279.318,66	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) invest ment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	279.318,66	

6 dicembre 2004 / December 6th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Massimo Basso Ricci | Qualifica/Position: Dir. Risorse e Vice Direttore Generale/Head of Resource Dept. and Vice General Manager

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
07/12/2004	S	AZO	IT0001000725	60.221	1,2250	73.770,73	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
07/12/2004	V	AZO	IT0001000725	60.221	1,712	103.098,35	Transazione sul mercato/ Market Transaction
09/12/2004	S	AZO	IT0001000725	30.000	1,2250	36.750,00	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
09/12/2004	V	AZO	IT0001000725	30.000	1,7182	51.546,00	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	265.165,08	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	265.165,08	

10 Dicembre 2004 / December 10th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Massimo Basso Ricci | Qualifica/Position: Dir. Risorse e Vice Direttore Generale/Head of Resource Dept. and Vice General Manager

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price		Fonte/ Source[3]
14/12/2004	S	AZO	IT0001000725	46.000	1,2250	56.350	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
14/12/2004	V	AZO	IT0001000725	46.000	1,7215	79.189	Transazione sul mercato/ Market Transaction
16/12/2004	S	AZO	IT0001000725	30.000	1,2250	36.750	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
16/12/2004	V	AZO	IT0001000725	30.000	1,72	51.600	Transazione sul mercato/ Market Transaction
20/12/2004	S	AZO	IT0001000725	20.000	1,2250	24.500	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
20/12/2004	V	AZO	IT0001000725	20.000	1,7384	34.768	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	283.157	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	283.157	

21 Dicembre 2004 / December 21th, 2004

---

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

F. 6



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Armando Guardasoni | Qualifica/Position: Segretario Generale/General Counsel

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
21/12/2004	S	AZO	IT0001000725	96.850	1,2250	118.641,25	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
21/12/2004	V	AZO	IT0001000725	96.850	1,7653	170.969,31	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	289.610,56	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	289.610,56	

22 dicembre 2004 / December 22th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquisto / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

A.

BANCA
CR FIRENZE

December 21st, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Dear Sirs:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze, S.p.A. (the "Company"). In connection with the initial submission made on our behalf on November 22, 2000, we indicated that we would subsequently advise you of the number of holders of our ordinary shares resident in the United States. Based upon information provided to us by Monte Titoli, S.p.A. (the Italian national clearance and depositary system) and Clearstream Banking, S.A., as of May 2004, the number of holders of record of our ordinary shares resident in the United States is 62. This number, however, should be considered as partial data as dividend registrations for 2004 are still in progress.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,



Marco Falleri
Investor Relations

MI10208Q - 400.000 - 11/2003



BANCA CR FIRENZE

Press Release

SHAREHOLDERS SIGN A NEW AGREEMENT FOR C.R. PISTOIA E PESCIA

- BANCA CR FIRENZE SHALL PURCHASE AN ADDITIONAL 9% OF THE SHARE CAPITAL IN MAY 2005
- PUT OPTIONS TO BE EXERCISED FROM 2008 TO 2014 FOR THE REMAINING 40% OF THE SHARE CAPITAL
- GOVERNANCE: THE PARENT COMPANY, BANCA CR FIRENZE, WILL APPOINT THE MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE

In the aim of fostering the development and the growth of their shareholding, Banca CR Firenze and Fondazione Cassa di Risparmio di Pistoia e Pescia - legal advisors, respectively, Prof. Paolo Ferro Luzzi and Prof. Francesco Carbonetti - has signed today a new agreement that will determine how the reciprocal relations between the two shareholders will be governed in connection with their stake in C.R. Pistoia e Pescia Spa.

The agreement will be in force for five years but can be renewed thereafter from year to year. This document contains three principal issues. The first defines the terms of the purchase of a 9% stake of the share capital of C.R. Pistoia e Pescia. In the second part Banca CR Firenze grants Fondazione C.R. Pistoia put options for the remaining 40% of the share capital. The third part, for the scope of improving the bank's governance, defines the composition of the corporate boards and the future amendments of the company bylaws.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

In detail:

- **Purchase of 9% of the share capital of C.R. Pistoia e Pescia**

On May 30th, 2005 Banca CR Firenze will purchase from Fondazione C.R. Pistoia e Pescia 16,683,975 ordinary shares at a total price of € 32,533,751.25. The payment method can be established by the purchaser and can either be entirely in cash or 50% cash & 50% subordinated bonds.

- **Put option for 40% of the share capital of C.R. Pistoia e Pescia**

After the sale of 9% of the share capital of C.R. Pistoia e Pescia, Fondazione C.R. Pistoia e Pescia will have the right to sell to Banca CR Firenze the remaining 40% of the bank's ordinary share capital, corresponding to 74,151,005 shares. The put option must be exercised in installments, at certain predetermined times, during the period extending from May 1st to September 30th of each year starting from 2008 through to 2014. The payment method can be established by the purchaser and can either be entirely in cash or part in cash and part in subordinated bonds. The share price shall be € 1.798 for the first 10% stake of the capital and, for the remaining 30% stake, it shall be the greater between € 1.7407 and the market value price of the shares[1].

- **Governance**

The majority of the members of C.R. Pistoia and Pescia Board of Directors shall be designated by Banca CR Firenze who, in time, will maintain a composition related to the stake of each share capital holder. The parent company shall also designate the majority of Executive Committee members, that is, three out of five candidates, and two out of three Statutory Auditors. Once in force, the agreement calls for the General Meeting of Shareholders of C. R. Pistoia e Pescia to convene to approve a resolution for new company bylaws. The new bylaws will not require a qualified majority, other than for those resolutions involving Cassa di Risparmio di Pistoia e Pescia's full loss of company autonomy. If this event should occur, the bylaws would demand an approval by a qualified majority (70%).

The above agreement is subjected to the release of the necessary authorizations from the competent authorities.

Florence, November 22nd, 2004

[1] To the prices per share quoted above, one shall have to add that portion of the net income per share booked as reserves for each of the years in the period between 2005 and the year in which the put option shall be exercised.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - DECEMBER 2004

DECEMBER 2004 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	30,000	15
Milan	S	40,000	17

D.



BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

During the period from December 7th to December 30th a total of 786,328 shares have been subscribed and fully paid up.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on January 3rd 2005.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	647,633,406.63	1,136,198,959	0.57	647,185,199.67	1,135,412,631	0.57
Ordinary Shares *(full entitlement)* *Coupon n° 5*	647,633,406.63	1,136,198,959	0.57	647,185,199.67	1,135,412,631	0.57

Florence, January 4th , 2005

E.



BANCA CR FIRENZE

2004 - New Branches

During 2004 the following branches have been opened:

1. Magione (PG)
2. Rosignano (FI)
3. Roma Ag. 6 (RM)
4. Assisi (PG)
5. Perugia Ag.2 (PG)
6. Filiale Mutui (FI)

The following branches have been closed:

1. Ag. 28 (FI)
2. Perugia Ag.1 (FI)

Banca CR Firenze now totals 282 branches. At Group level, taking into consideration the branches of the six banks forming it, this number increases to 510.

5th January 2004

F. 1



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Ezio Comotto | Qualifica/Position: Responsabile Pianificazione/Head of Planning Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragr 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument [2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/11/2004	S	AZO	IT0001000725	35.433	1,2250	43.405,43	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/11/2004	V	AZO	IT0001000725	35.433	1.5907	56.363,27	Transazione sul mercato/ Market Transaction
08/11/2004	S	AZO	IT0001000725	24.100	1,2250	29.522,50	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
08/11/2004	V	AZO	IT0001000725	24.100	1,6181	38.996,21	Transazione sul mercato/ Market Transaction
02/12/2004	S	AZO	IT0001000725	37.199	1,2250	45.568,78	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/12/2004	V	AZO	IT0001000725	37.199	1,6657	61.962,37	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	275.818,56	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	275.818,56	

3 Dicembre 2004 / December 3th, 2004

---

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistlo / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.							
Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004							
Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐							
Dichiarante/Declarer: Sig. Lino Moscatelli				Qualifica/Position: Direttore Generale/General Manager			
Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili							
Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds							
Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/12/2004	S	AZO	IT0001000725	100.000	1,2250	122.500	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/12/2004	V	AZO	IT0001000725	100.000	1,7115	171.150	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	293.650	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)												
Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	293.650	

6 dicembre 2004 / December 6th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquisto / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

F. 3



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Alfredo Maccolini | Qualifica/Position: Responsabile Auditing/Head of Auditing Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument [2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/11/2004	S	AZO	IT0001000725	46.850	1,2250	57.391,25	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/11/2004	V	AZO	IT0001000725	46.850	1,5913	74.552,41	Transazione sul mercato/ Market Transaction
03/12/2004	S	AZO	IT0001000725	50.000	1,2250	61.250,00	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/12/2004	V	AZO	IT0001000725	50.000	1,7225	86.125,00	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	279.318,66	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Category[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	279.318,66	

6 dicembre 2004 / December 6th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

F. 4



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Massimo Basso Ricci | Qualifica/Position: Dir. Risorse e Vice Direttore Generale/Head of Resource Dept. and Vice General Manager

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument [2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
07/12/2004	S	AZO	IT0001000725	60.221	1,2250	73.770,73	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
07/12/2004	V	AZO	IT0001000725	60.221	1,712	103.098,35	Transazione sul mercato/ Market Transaction
09/12/2004	S	AZO	IT0001000725	30.000	1,2250	36.750,00	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
09/12/2004	V	AZO	IT0001000725	30.000	1,7182	51.546,00	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	265.165,08	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	265.165,08	

10 Dicembre 2004 / December 10th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

F. 5



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Massimo Basso Ricci | Qualifica/Position: Dir. Risorse e Vice Direttore Generale/Head of Resource Dept. and Vice General Manager

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price		Fonte/ Source[3]
14/12/2004	S	AZO	IT0001000725	46.000	1,2250	56.350	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
14/12/2004	V	AZO	IT0001000725	46.000	1,7215	79.189	Transazione sul mercato/ Market Transaction
16/12/2004	S	AZO	IT0001000725	30.000	1,2250	36.750	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
16/12/2004	V	AZO	IT0001000725	30.000	1,72	51.600	Transazione sul mercato/ Market Transaction
20/12/2004	S	AZO	IT0001000725	20.000	1,2250	24.500	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
20/12/2004	V	AZO	IT0001000725	20.000	1,7384	34.768	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	283.157	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	283.157	

21 Dicembre 2004 / December 21th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument

F. 6



BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Armando Guardasoni | Qualifica/Position: Segretario Generale/General Counsel

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
21/12/2004	S	AZO	IT0001000725	96.850	1,2250	118.641,25	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
21/12/2004	V	AZO	IT0001000725	96.850	1,7653	170.969,31	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	289.610,56	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	289.610,56	

22 dicembre 2004 / December 22th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistlo / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value